Exhibit 99.1

ZOOZ Power Ltd. to Participate in Benchmark’s 13th Annual Discovery One-on-One Investor Conference

Tel Aviv, November 26, 2024 – ZOOZ Power Ltd. (NASDAQ and TASE: ZOOZ), the leading provider of Flywheel-based power boosting and power management solutions enabling ultra-fast multi-port Electric Vehicle (“EV”) charging, today announced that Mr. Erez Zimerman, Chief Executive Officer, will participate in Benchmark’s 13th Annual Discovery One-on-One Investor Conference scheduled to be held on Wednesday, December 11, 2024, in NYC.

Mr. Zimerman will be available on site for one-on-one investor meetings. To schedule a meeting, please contact your Benchmark representative.

About ZOOZ Power Ltd.

ZOOZ Power is the leading provider of Flywheel-based power boosting and power management solutions enabling widespread deployment of ultra-fast multi ports charging infrastructure for EVs, while overcoming existing grid limitations. ZOOZ Power pioneers its unique Flywheel-based power boosting technology, which could enable efficient utilization and power management of a power-limited grid at an EV charging site. Its Flywheel-based technology is designed to allow high-performance, reliable, and cost-effective ultra-fast charging infrastructure.

The rapid acceleration of the EV revolution is outpacing grid infrastructure. As charging demands grow, limited grid capacity has created a gap that requires innovative solutions to bridge this divide. ZOOZ Power’s sustainable, power-boosting solutions are designed with longevity and the environment in mind, could assist its customers and partners accelerate the deployment of fast-charging infrastructure, thus increasing the potential for improved utilization rates, better efficiency, greater flexibility, and faster revenues and profitability growth. ZOOZ Power is publicly traded on NASDAQ and TASE under the ticker ZOOZ.

For more information, please visit: www.zoozpower.com/

For all investor inquiries, please contact:

Investor Relations

Miri Segal

MS-IR LLC

msegal@ms-ir.com

Forward-Looking Statement

This Press Release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of ZOOZ Power. All statements other than statements of historical facts contained in this Press Release, including statements regarding ZOOZ Power, and any of ZOOZ Power’s strategy and future operations are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause ZOOZ Power’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and other risks and uncertainties are more fully discussed in the “Risk Factors” section of ZOOZ Power’s most recent Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission (“SEC”) as well as other documents that may be subsequently filed by ZOOZ Power from time to time with the SEC. The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements relating to the acceleration of the EV revolution, statements relating to the charging demands and their effect on the grid capacity, statements relating to the acceptance and utilization of ZOOZ Power’s solutions and the effects of the evolving nature of the war situation in Israel, and the related evolving regional conflicts, may adversely affect ZOOZ Power’s operations. These forward-looking statements are only estimations, and ZOOZ Power may not actually achieve the plans, intentions or expectations disclosed in any forward-looking statements, so you should not place undue reliance on any forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements made in this Press Release. ZOOZ Power’s management has based these forward-looking statements largely on current expectations and projections about future events and trends that such persons believe may affect ZOOZ Power’s business, financial condition and operating results. Forward-looking statements contained in this Press Release are made as of the date hereof, and none of ZOOZ Power or any of its representatives or any other person undertakes any duty to update such information except as may be expressly required under applicable law.